51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Quaterra Resources Inc. (the “Company”)
1100 – 1199 West Hastings Street
Vancouver, BC V6E 3T5

Item 2 Date of Material Change

September 13, 2013

Item 3 News Release

A news release was issued in Vancouver, British Columbia on September 13, 2013 and distributed through Marketwired.

Item 4 Summary of Material Change

The Company closed its previously announced private placement.

Item 5 Full Description of Material Change

See news release attached.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

The following officer of the Company is knowledgeable about the material change disclosed in this report: Lawrence Page, Q.C., Corporate Secretary, Tel: (604) 681-9059.

Item 9 Date of Report

September 18, 2013

September 13, 2013
QMM: NYSE MKT
QTA: TSX VENTURE
NR-12-13

QUATERRA CLOSES PRIVATE PLACEMENT FOR GROSS PROCEEDS OF US$2,981,000

VANCOUVER, B.C. - Quaterra Resources Inc. (the "Company" or “Quaterra”) announced today the successful closing of its private placement offering, as previously announced on August 9, 2013 and September 5, 2013, for gross proceeds of US$2,981,000.

“This is a tremendous outcome for Quaterra and demonstrates the continued suppport of our shareholders as we continue with further exploration and development of our mineral property portfolio,” said President and CEO Steven Dischler. “This successful equity financing allows us to focus on monetization of non-core assets while advancing our Yerington Copper projects. In addition, and reinforcing our commitment to shareholders, all Quaterra directors and officers participated in purchasing just over 12% of the total placement.”

The Company issued an aggregate of 29,810,000 units at a price of US$.10 per unit for gross proceeds of US$2,981,000. Each unit will consist of one common share of the Company and one non-transferable common share purchase warrant exercisable into one common share at a price of US$0.15 for a period of 3 years from the date of closing. Securities issued will be subject to a four-month plus one day hold period from the closing date. Finders fees of US$23,450 were paid in cash with regard to the sale of some of the units.

The Company has received approvals from the TSX Venture Exchange and the NYSE MKT for the listing of the common shares underlying the units sold and issued under the private placement.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration company with a successful track record of making significant mineral discoveries in North America with a focus on advancing it’s Yerington Copper projects. The Company uses in-house expertise and a network of consultants and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Steven Dischler”
Mr. Steven Dischler, President & CEO

Quaterra Resources Inc.
775-463-9600
For more information about Quaterra please contact:
Scott Hean, CFO
Quaterra Resources Inc.
604-641-2747

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.

Disclosure notes:

This press release, required by applicable Canadian laws, does not constitute an offer of the securities described herein. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt from registration requirements.

Some statements contained in this news release are forward-looking statements within the safe harbor of the United States Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

The TSX Venture Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.